Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE	NEWS

MR. ZOHAR ZISAPEL COMMENCES
PARTIAL CASH TENDER OFFER FOR RADVISION LTD.

Tel Aviv, Israel, April 30, 2009 – Mr. Zohar Zisapel announced today that he is commencing today a tender offer to purchase 5.0% of the outstanding ordinary shares of RADVISION Ltd. (Nasdaq: RVSN) (currently, 971,394 RADVISION shares) for $6.30 per share, net to the seller in cash, less any required withholding taxes and without interest. In the event that more than the maximum number of shares offered to be purchased in the tender offer are tendered, Mr. Zisapel will purchase shares on a pro rata basis.

The bidder, Mr. Zisapel, currently beneficially owns 4,767,401 RADVISION shares, or approximately 24.5% of the outstanding shares, including 187,213 RADVISION shares as to which he has shared voting and dispositive power. In addition, Mr. Zisapel holds options to acquire 101,250 RADVISION shares exercisable within 60 days from the date of this announcement. If the full number of shares is purchased in the tender offer, Mr. Zisapel will beneficially own 5,738,795 RADVISION shares, or approximately 29.5% of the outstanding shares, not including options.

On April 29, 2009, the last trading day on Nasdaq before commencement of the offer, the closing sale price of the RADVISION shares was $7.06. On April 27, 2009, the last trading day on the Tel Aviv Stock Exchange before commencement of the offer, the closing sale price of the RADVISION shares was NIS 29.20 ($6.90 based on an exchange rate of NIS 4.233 per United States dollar as of April 27, 2009).

The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Monday, June 1, 2009, unless the initial period is extended by Mr. Zisapel. As required by Israeli law, if the conditions to the offer have been satisfied (or waived, to the extent permitted by applicable law) as of the completion of the initial offer period, Mr. Zisapel will provide an additional period of four calendar days during which shareholders may tender their shares. However, shareholders will have no withdrawal rights during such additional four calendar day period.

The tender offer is conditioned upon: (1) RADVISION shares representing 5.0% of the outstanding shares and voting power of RADVISION (currently, 971,394 RADVISION shares) having been validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer (excluding shares tendered by affiliates of Mr. Zisapel) being greater than the number of shares represented by notices of objection to the offer, and (3) the fulfillment of certain other conditions specified in the Offer to Purchase relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of RADVISION.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase included as an exhibit to the Tender Offer Statement on Schedule TO filed today with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA). American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any RADVISION shares. The tender offer that is described in this press release will only be made through the Offer to Purchase, Letter of Transmittal and related tender offer documents. All holders of RADVISION shares should read the tender offer materials, which are being filed today by Mr. Zisapel, and the Tender Offer Solicitation/Recommendation Statement with respect to the tender offer, which will be filed in due course by RADVISION, with the SEC and the ISA. Holders of RADVISION shares should read the tender offer materials and the Solicitation/Recommendation Statement because they contain important information about the tender offer. The tender offer materials, the Solicitation/Recommendation Statement and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il, and will also be made available without charge to all shareholders by contacting Noa Rosenberg-Segalovitz, Adv. of Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., Mr. Zisapel’s Israeli legal counsel, at the address or telephone number set forth below. Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About RADVISION: RADVISION is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

About Zohar Zisapel: Mr. Zisapel served as the Chairman of the Board of Directors of RADVISION from November 1992 until August 1999 and again assumed that position in April 2001. During the last several years, Mr. Zisapel has been engaged primarily in the management of high technology companies. Mr. Zisapel is a founder and chairman of the board of directors of RAD Data Communication Ltd. and he serves as a Chairman of other public companies, including RADCOM Ltd., Ceragon Networks Ltd. and as a director of Amdocs Ltd. Mr. Zisapel holds a B.Sc. and M.SC. degrees from the Technion – Israel Institute of Technology and an MBA. degree from Tel Aviv University.

Forward-Looking Statements: This press release may contain forward-looking statements that are subject to risks and uncertainties. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

CONTACT:
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Telephone: (972) 3-608-9999